SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )

MAG Silver Corp.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
55903Q 104
(CUSIP Number)
Ing. Jaime Lomelín
Fresnillo plc
Corporativo BAL, 4th Floor
Moliere 222, Col. Los Morales, Seccion Polanco
11540 Mexico, D.F., Mexico
Telephone: (52 55) 5279-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55903Q 104	Page	2	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fresnillo plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,314,877

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,314,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,314,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.0%

14	TYPE OF REPORTING PERSON*

	CO
* SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	3	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Industrias Peñoles, S.A.B. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,746,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,746,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,746,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.8%

14	TYPE OF REPORTING PERSON*

	CO
* SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	4	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Minas Peñoles, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		185,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		185,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 0.4%

14	TYPE OF REPORTING PERSON*

	CO
* SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	5	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lic. Alberto Baillères

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,746,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,746,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,746,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.8%

14	TYPE OF REPORTING PERSON*

	IN
* SEE INSTRUCTIONS

     This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D that was originally filed by the Reporting Persons with the Securities and Exchange Commission on October 2, 2008 and subsequently amended on October 9, 2008 (as so amended prior to the date hereof, the “Original Schedule 13D”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 of the Original Schedule 13D is hereby supplemented and amended, in pertinent part, by the following:
     On December 1, 2008, Fresbal Investments Ltd., a British Columbia company and wholly owned subsidiary of Fresnillo (“Fresbal”), delivered a letter (the “Letter”) to the Issuer in which Fresbal stated that it intends to make an offer to the Issuer’s shareholders for all of the outstanding common shares of the Issuer not owned by Fresnillo and its affiliates for US$4.54 per share in cash (the “Offer”). A copy of the Letter is filed as Exhibit 99.2 to this Amendment. On December 1, 2008, Fresnillo issued a press release (the “Release”) in which it publicly announced the delivery of the Letter to the Issuer. A copy of the Release is filed as Exhibit 99.3 to this Amendment. The following summary description of the Letter and the Release does not purport to be complete and is qualified in its entirety by reference to the Letter and the Release, which are incorporated in this Item 4 by reference.
     Pursuant to applicable Canadian law, a formal independent valuation is required to be obtained by the Issuer prior to Fresbal’s mailing of the Offer to the Issuer’s shareholders. In the Letter, Fresbal formally requested that an independent committee of the Issuer’s board of directors retain a valuator and supervise the preparation of the required independent valuation in a timely manner. Fresbal intends to mail its takeover bid circular for the Offer to the Issuer’s shareholders as soon as practicable upon receipt of the completed valuation.
     Fresbal does not intend to amend the Offer price based on future discussions with the Issuer or based upon the results of the valuation. Fresbal will have sufficient funds available and the closing of the Offer will not be conditioned on obtaining financing. This will not preclude Fresbal from obtaining financing from third parties. The Offer will be subject to customary conditions, such as a minimum tender and the waiver of the Issuer’s shareholders rights plan. If the Offer is completed, Fresbal intends to acquire any remaining common shares not owned by it or its affiliates at the price per common share paid in the Offer by means of the applicable statutory second step transaction and, as a result, the Issuer’s common shares would be delisted from the Toronto Stock Exchange and the American Stock Exchange and the registration of the common shares under the United States Securities Exchange Act of 1934 would be terminated. Details of the terms and conditions of the Offer will be provided in Fresbal’s takeover bid circular when filed with applicable Canadian and United States securities authorities.
     In the Release, Fresnillo also announced that on November 13, 2008, Macquarie Capital Markets Canada Ltd., acting as advisor to a special committee of the board of directors of the Issuer, outlined a conceptual transaction involving the Issuer’s interest in the Juanicipio project to Fresnillo’s financial advisors, Scotia Capital. The Juanicipio project is owned by Minera

6

Juanicipio, S.A. DE C.V., a joint venture company in which IPSA holds a 56% interest and the Issuer indirectly holds a 44% interest that was formed to hold and operate the mineral and surface rights related to a property located in Zacatecas State, Mexico. After considering the merits of this proposal, Fresnillo concluded that it did not address its interests and informed the Issuer of this conclusion.
     The foregoing is a summary of the Letter, the Release and the proposed Offer and should not be construed as an offer to buy or the solicitation of an offer to sell any securities. Any offer will be made by means of a takeover bid circular and other relevant documents. Shareholders of the Issuer are urged to read the takeover bid circular and other relevant documents filed with the applicable Canadian and United States securities authorities when they become available because they will contain important information.
Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D as originally filed with the Commission on October 2, 2008).

99.2	Letter from Fresbal to the Issuer, dated December 1, 2008.

99.3	Press release dated December 1, 2008.

7

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: December 1, 2008

Fresnillo plc
By:	/s/ Ing. Jaime Lomelín
Ing. Jaime Lomelín
Chief Executive Officer

Industrias Peñoles, S.A.B. de C.V.
By:	/s/ Lic. Leopoldo Alarcón
Lic. Leopoldo Alarcón
Chief Financial Officer

Minas Peñoles, S.A. de C.V.
By:	/s/ Lic. Leopoldo Alarcón
Lic. Leopoldo Alarcón
Chief Financial Officer

Lic. Alberto Baillères
/s/ Lic. Alberto Baillères

EXHIBIT INDEX

99.1	Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D as originally filed with the Commission on October 2, 2008).

99.2	Letter from Fresbal to the Issuer, dated December 1, 2008.

99.3	Press release dated December 1, 2008.